www.linkedin.com/in/jasonlinker
(LinkedIn)
www.Quivers.com (Company)

Top Skills

Start-ups
Marketing
Entrepreneurship

Jason Linker

Founder / President & CEO at Linker Media, Inc.
Morro Bay, California, United States

Summary

A born entrepreneur with an affinity for success, Jason Linker is a proven veteran across many industries. From manufacturing, to real estate and software development, Jason has consistently grown his companies from simple start-ups to multi million dollar organizations. Throughout his career, he has utilized his experience to focus on the product development cycle, from idea conception to production, marketing, sales and distribution to the largest retailers in the world. Jason began his lifelong love of business at age 15 when he started a wood working shop. This passion eventually led to the launch of a much bigger venture, Creative Beginnings, Inc, employing over 100 people, adding thousands of products to its mix, and generating sales in the multi millions. This product line was adopted by Wal*Mart, Target, Michaels, and thousands of other independent retail stores. The diverse distribution also allowed Jason to hone in on his sales and marketing skills, which led to the next phase of his life. After selling Creative Beginnings, Inc, his passion for flipping houses led to a lucrative real estate career where Jason was a top producer.

While working with a client on a real estate deal, Jason conversed and brainstormed with Brant Berger, on his soon-to-be released software patents. The pair teamed up with software guru Ruben Martin, to begin Quivers International in 2011. As President of Quivers, Jason has helped to develop the software platform that now supports the e-commerce of over a hundred brands.

Jason's reputation precedes himself as a leader who attracts success. He is known as being dedicated, ethical, intuitive, and decisive. His experience in technology, manufacturing, distribution and retail has prepared him for the next stage of his life: to take Quivers International to the next billion-dollar organization.

Experience

Linker Media, Inc.

Founder / President & CEO
January 2017 - Present (6 years 5 months)
San Luis Obispo, California

Quivers International, Inc.

11 years 5 months

Co-Founder
November 2016 - Present (6 years 7 months)
Morro Bay, Ca

Quivers International is a global software solution for brands to partner with their retailers and distributors in an online environment. Quivers International, Inc. resolves channel conflict that occurs when a manufacturer is selling direct to consumer, and bypassing their retailer channels.

• Deployed in four countries, with over one hundred brands
• 28 employees in 3 offices: California, Australia, and India
• Built from the ground up by the original founders

Co Founder / President & CEO
January 2012 - October 2016 (4 years 10 months)
Morro Bay, Ca

Quivers International is a global software solution for brands to partner with their retailers and distributors in an online environment. Quivers International, Inc. resolves channel conflict that occurs when a manufacturer is selling direct to consumer, and bypassing their retailer channels.

• Deployed in four countries, with over one hundred brands
• 28 employees in 3 offices: California, Australia, and India
• Built from the ground up by the original founders

Sotheby's International Realty

Realtor
June 2006 - January 2012 (5 years 8 months)

At Sotheby's International Realty, Jason was continuously ranked as a Top Producer, earning his spot in the top 1% of Producers in San Luis Obispo County.

Creative Beginnings Inc.

CEO
January 1985 - June 2006 (21 years 6 months)

As the original founder at Creative Beginnings, Inc., Jason focused on all facets of the organization from MRP, production, inventory control, shipping and sales.

• Began the company with one product (SKU), and ended with 4500 SKU's.

• Mastered Supply Chain Management

• Had over 7500 accounts

• Achieved scalability with multi locations

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Education

Morro Bay High School

· (1984 - 1987)